

Harlan County
Beer Company

Gill Holland, Founder/Owner
Geoff Marietta, Founder/Owner

Harlan County's coal helped build America! It's time to say thank you to Harlan County and its people by drinking a beer.

Coal jobs in Kentucky fall to lowest level in 118 years

HIGHLIGHTS

The industry now has the fewest employees since 1898



WAR
HAVANA
CUBA
WAR DECLARED WITH SPAIN – 1898





Harlan County, Heart of the Appalachian Coalfields

No community has been harder hit by the decline in coal than America's most famous county

2012-2020

80% of coal mining jobs lost



"Wherever There is Change, There is Opportunity"

Harlan County is positioned to take advantage of strong existing trends accelerated by Covid:
→Work-from-Home
→ Flight from cities
→ Regional tourism



Incredible Natural Beauty



WHERE THE ADVENTURE BEGINS
HARLAN COUNTY
KENTUCKY
www.HarlanCountyTrails.com

World-class Outdoor Recreation



ACADEMY AWARD WINNER
BEST DOCUMENTARY FEATURE
A remarkable, passionate work. A reminder that there cannot be neutrals anywhere.
HARLAN COUNTY U.S.A.

Rich Culture and History



Harlan County's First and Only (Legal) Brewery

Brewing high-quality beer and serving quality food in a 100+ year old building on the Courthouse Square in Harlan County, Kentucky, the historic heart of Appalachia.





High-margin and High-growth "Taproom First"

"Taproom first" breweries are growing faster than ever, World Food Tourism Association named industry as top "opportunity for growth" in 2021. Plus, 92% gross margins!











No Competition

There are no bars and only two restaurants in the area serving alcohol, and the nearest breweries are two hours away



Perfect Location, Founders Own Building

Founders own the building and will lease it at $1/year for five years; location is right in the middle of downtown historic Harlan across the street from the courthouse.



Perfect Timing

Harlan just voted in late 2019 to become "wet" and allow alcohol sales. First legal brewery in Harlan County since Prohibition.





Experienced Team with Winning Track Record





Gill Holland
Founder/Owner
Impact entrepreneur and developer. Film producer. Owns a record label and music publishing company Helped revitalize the "NuLu" District in Louisville. Extensive experience investing in challenged areas; known as an economic developer and community builder. Father born in Harlan. Prefers lager, kolsch and pilsner beers.

Geoff Marietta
Founder/Owner
Serial entrepreneur, real estate investor, and small business owner in Eastern Kentucky. Harvard MBA/PhD, author, and Entrepreneur-in-Residence at University of the Cumberlands. Former President, Harlan County Chamber of Commerce, and Chair, Harlan County Industrial Development Authority. Prefers IPAs and lagers.



$250K Needed to Open

Brewery Equipment	$75,000.00
Taproom Equipment	$20,000.00
Restaurant Equipment/Furnishings	$65,000.00
Raw Materials	$10,000.00
Professional Services	$5,000.00
Pre-Opening Expenses	$15,000.00
Operating Capital	$60,000.00
Total Starting Capital	**$250,000.00**

Founders own building and have access to additional assets that can be leveraged with traditional debt financing, should additional startup funds be necessary.

Diversified Revenue, 14% Annualized Return

High-margin beer sales with food, events, and merchandise for 2X Revenue Payout over 5 years for 14% annualized return for investors







These are forward-looking projections that cannot be guaranteed.

Timeline

NOW	Renovate building, prepare for brewery installation
JAN 2021	Begin raise on WeFunder
JUN 2021	Installation of brewery and equipment
AUG 2021	Brewing begins
NOV 2021	Grand opening



Harlan County Beer Company

info@harlancountybeer.com
www.harlancountybeer.com